Exhibit 12.1

Hampton Roads Bankshares, Inc.

Ratio of Earnings to Fixed Charges Calculation

For the Five Years Ended December 31, 2007 and Nine Months Ended September 30, 2008.

	Year Ended					Nine Months Ended September 30 2008
	2007	2006	2005	2004	2003
Earnings
Income (loss) from continuing operations before income taxes	10,401	9,170	8,377	6,297	6,109	7,265
Fixed charges	14,318	9,405	6,012	4,013	4,525	13,133

Total Earnings, as adjusted	24,719	18,575	14,389	10,310	10,634	20,398

Fixed Charges
Interest Expense	14,016	9,123	5,869	3,911	4,417	12,878
Interest factor of operating rents	302	282	143	102	108	255

Total Fixed Charges	14,318	9,405	6,012	4,013	4,525	13,133

Ratio of earnings to fixed charges	1.7	2.0	2.4	2.6	2.4	1.6